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October 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:

Two Roads Shared Trust (the “Trust” or “Registrant”)

(File Nos. 333-182417 and 811-22718)

Dear Ladies and Gentlemen:

On behalf of the Trust, enclosed for filing via the EDGAR system is Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 2 to the Registration Statement under the Investment Company Act of 1940, as amended.  This filing is being made for the purposes of (i) responding to comments of the staff of the Securities and Exchange Commission to the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement; and (ii) making certain other non-material changes to the Prospectuses and Statements of Additional Information for the (a) Alternative Avenue Fund, (b) Belvedere Alternative Income Fund and (c) LJM Preservation and Growth Fund and LJM Income Plus Fund.

Pursuant to Rule 461 under the Act, the Registrant hereby respectfully requests that the effective date of the Registrant’s above-referenced Registration Statement be accelerated so that it will become effective immediately, or as soon thereafter as practicable.  The Registrant is aware of its obligations under the Act.

No fee is required in connection with this filing.  If you have any questions relating to this filing, please do not hesitate to contact the undersigned at 415-262-4594.

Sincerely,

/s/ Aisha Hunt

Aisha Hunt